Exhibit 99.3

CHINDATA GROUP HOLDINGS LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CHINDATA GROUP HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2021

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of
	Notes	December 31, 2020	March 31, 2021	March 31, 2021
		RMB	RMB	US$
			(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents		6,705,612	6,614,933	1,009,636
Restricted cash		102,598	196,155	29,939
Accounts receivable, net of allowance of RMB12,496 and RMB14,162 (US$2,162) as of December 31, 2020 and March 31, 2021, respectively	4	422,224	469,322	71,633
Value added taxes recoverable		182,982	230,993	35,256
Amounts due from related parties	12	64,093	54,093	8,256
Prepayments and other current assets		112,467	145,410	22,194

Total current assets		7,589,976	7,710,906	1,176,914

Non-current assets
Property and equipment, net	5	6,423,830	6,640,194	1,013,492
Operating lease right-of-use assets		635,683	740,571	113,033
Finance lease right-of use assets		144,615	144,710	22,087
Intangible assets	6	320,299	309,448	47,231
Goodwill		472,883	472,883	72,176
Deferred tax assets		18,789	10,543	1,609
Restricted cash		103,253	105,628	16,122
Value added taxes recoverable		357,125	375,722	57,346
Other non-current assets		193,145	193,382	29,517

Total non-current assets		8,669,622	8,993,081	1,372,613

Total assets		16,259,598	16,703,987	2,549,527

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB102,267 and RMB88,741 (US$13,545) as of December 31, 2020 and March 31, 2021, respectively):

Short-term bank loans	8	66,135	130,739	19,955
Current portion of long-term bank loans	8	230,778	288,017	43,960
Accounts payable		1,186,030	1,010,415	154,219
Amounts due to related parties	12	37,468	32,981	5,034
Income taxes payable		47,272	43,853	6,693
Current portion of operating lease liabilities		40,131	51,652	7,884
Current portion of finance lease liabilities		4,906	4,806	734
Derivative liabilities	2	8,671	4,494	686
Accrued expenses and other current liabilities	7	211,549	223,551	34,121

Total current liabilities		1,832,940	1,790,508	273,286

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2021 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

		As of
	Notes	December 31, 2020	March 31, 2021	March 31, 2021
		RMB	RMB	US$
			(unaudited)	(unaudited)

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB212,413 and RMB212,013 (US$32,360) as of December 31, 2020 and March 31, 2021, respectively):

Long-term bank loans	8	3,892,120	4,238,688	646,950
Operating lease liabilities		204,305	210,877	32,186
Finance lease liabilities		59,986	58,507	8,930
Deferred tax liabilities		254,431	248,680	37,956
Derivative liabilities	2	16,123	10,720	1,636
Other non-current liabilities		260,225	291,602	44,507

Total non-current liabilities		4,687,190	5,059,074	772,165

Total liabilities		6,520,130	6,849,582	1,045,451

Commitments and contingencies	15
Shareholders’ equity:
Ordinary shares (par value of US$0.00001 per share, 4,500,000,000 Class A ordinary shares authorized, 344,577,783 Class A ordinary shares issued and outstanding; 500,000,000 Class B ordinary shares authorized, 380,214,434 Class B ordinary shares issued and outstanding as of December 31, 2020; 4,500,000,000 Class A ordinary shares authorized, 348,396,061 Class A ordinary shares issued and outstanding; 500,000,000 Class B ordinary shares authorized, 377,104,551 Class B ordinary shares issued and outstanding as of March 31, 2021)		46	46	7
Additional paid-in capital		10,510,516	10,571,854	1,613,580
Statutory reserves		82,792	82,792	12,637
Accumulated other comprehensive loss	14	(172,586)	(177,187)	(27,044)
Accumulated deficit		(681,300)	(623,100)	(95,104)

Total shareholders’ equity		9,739,468	9,854,405	1,504,076

Total liabilities and shareholders’ equity		16,259,598	16,703,987	2,549,527

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

(LOSS) INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the three months ended March 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Revenue
Colocation services		360,184	600,373	91,634
Colocation rental		32,292	29,015	4,429
Others		—	13,994	2,136

Total Revenue	3	392,476	643,382	98,199

Cost of revenue
Colocation services		(207,936)	(342,120)	(52,218)
Colocation rental		(34,938)	(31,611)	(4,825)
Others			(13,189)	(2,013)

Gross profit		149,602	256,462	39,143

Operating expenses
Selling and marketing expenses		(15,693)	(20,985)	(3,203)
General and administrative expenses		(84,526)	(96,223)	(14,686)
Research and development expenses		(8,384)	(18,225)	(2,782)

Total operating expenses		(108,603)	(135,433)	(20,671)

Operating income		40,999	121,029	18,472
Interest income		1,704	15,868	2,422
Interest expense		(51,653)	(73,624)	(11,237)
Foreign exchange (loss) gain		(126)	63	10
Changes in fair value of financial instruments	2	9,682	12,856	1,962
Others, net		(1,816)	4,240	647

(Loss) income before income taxes		(1,210)	80,432	12,276
Income tax expense		(12,873)	(22,232)	(3,393)

Net (loss) income		(14,083)	58,200	8,883

(Loss) earnings per share:
Basic	13	(0.02)	0.08	0.01
Diluted	13	(0.02)	0.08	0.01
Shares used in the (loss) earnings per share:
Basic	13	566,716,480	725,492,741	725,492,741
Diluted	13	566,716,480	729,751,772	729,751,722
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	14	(44,152)	(4,601)	(702)

Comprehensive (loss) income		(58,235)	53,599	8,181

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	566,716,480	34	3,512,291	13,908	40,011	(329,071)	3,237,173
Net loss	—	—	—	—	—	(14,083)	(14,083)
Issuance of ordinary shares*	—	1	31,707	—	—	—	31,708
Share-based compensation	—	—	40,333	—	—	—	40,333
Other comprehensive loss	—	—	—	—	(44,152)	—	(44,152)

Balance as of March 31, 2020 (unaudited)	566,716,480	35	3,584,331	13,908	(4,141)	(343,154)	3,250,979

Balance as of January 1, 2021	724,792,217	46	10,510,516	82,792	(172,586)	(681,300)	9,739,468
Net income	—	—	—	—	—	58,200	58,200
Share-based compensation	—	—	56,762	—	—	—	56,762
Exercise of share options (Note 12)	708,395		4,576				4,576
Other comprehensive loss	—	—	—	—	(4,601)	—	(4,601)

Balance as of March 31, 2021 (unaudited)	725,500,612	46	10,571,854	82,792	(177,187)	(623,100)	9,854,405

Balance as of March 31, 2021 (US$) (unaudited)	725,500,612	7	1,613,580	12,637	(27,044)	(95,104)	1,504,076

*	In 2020, cash consideration was received for 5,000,000 ordinary shares that were issued during the year ended December 31, 2019.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(14,083)	58,200	8,883
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation and amortization	95,492	138,611	21,156
Non-cash expense relating to prepaid land use rights	615	836	128
Share-based compensation	40,333	41,049	6,265
Allowance for doubtful accounts	3,733	1,793	274
Deferred income taxes	(1,338)	2,495	381
Changes in fair value of financial instruments	(9,682)	(12,856)	(1,962)
Foreign exchange loss (gain)	126	(63)	(10)
Amortization of debt issuance cost	5,570	8,075	1,232
Non-cash operating lease expenses	6,103	(11,993)	(1,830)
Others	—	254	39
Changes in operating assets and liabilities:
Accounts receivable	(2,626)	(45,656)	(6,968)
Amounts due from related parties	34,526	—	—
Value added taxes recoverable	(27,496)	(18,196)	(2,777)
Prepayments and other current assets	4,388	(27,935)	(4,264)
Other non-current assets	(18,559)	3,423	522
Accounts payable	(18,976)	(12,919)	(1,972)
Income taxes payable	16,925	(3,419)	(522)
Amounts due to related parties	(10,768)	—	—
Accrued expenses and other current liabilities	(16,003)	21,061	3,215
Operating lease liabilities	(691)	18,093	2,762
Other non-current liabilities	12,221	32,517	4,962

Net cash generated from operating activities	99,810	193,370	29,514

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets, net of proceeds from sale of property and equipment	(332,007)	(590,998)	(90,204)
Purchase of land use rights	(22,654)	(63,401)	(9,677)

Net cash used in investing activities	(354,661)	(654,399)	(99,881)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares	31,708	—	—
Payment of issuance cost for ordinary shares issued in prior year	—	(14,016)	(2,139)
Principal portion of lease payments	(2,806)	(2,800)	(427)
Proceeds from short-term bank loans	—	63,718	9,725
Proceeds from long-term bank loans	360,472	419,892	64,088
Payment of debt issuance cost	—	(13,175)	(2,011)
Repayment of short-term bank loans	(15,000)	—	—
Repayment of long-term bank loans	—	(6,461)	(986)

Net cash generated from financing activities	374,374	447,158	68,250

Exchange rate effect on cash, cash equivalents and restricted cash	2,753	19,124	2,919

Net increase in cash, cash equivalents and restricted cash	122,276	5,253	802

Cash, cash equivalents and restricted cash at beginning of period	1,119,840	6,911,463	1,054,895

Cash, cash equivalents and restricted cash at end of period	1,242,116	6,916,716	1,055,697

Supplemental disclosures of cash flow information:
Cash and cash equivalents	1,149,135	6,614,933	1,009,636
Restricted cash	92,981	301,783	46,061
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable	756,641	948,936	144,836

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION

Chindata Group Holding Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on December 27, 2018. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of internet data center (“IDC”) colocation and rental services in Asia-Pacific emerging markets. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities, which are primarily located in the People’s Republic of China (the “PRC” or “China”), and Malaysia.

As of March 31, 2021, there have been no changes to the Company’s principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities since December 31, 2020.

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Sitan (Beijing) Data Technology Company Limited and Hebei Qinshu Information Technology Company Limited, and subsidiaries of the variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIEs to Stack Midco Limited, which is a wholly-owned subsidiary of the Company. Therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows:

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
		(unaudited)	(unaudited)
Total current assets	890,002	1,109,593	169,356

Total non-current assets	643,514	628,511	95,930

Total assets	1,533,516	1,738,104	265,286

Total current liabilities	1,226,685	1,420,480	216,808

Total non-current liabilities	212,413	212,013	32,360

Total liabilities	1,439,098	1,632,493	249,168

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenues	360,184	601,178	91,758
Net (loss) income	(10,461)	3,843	587
Net cash generated from operating activities	131,719	148,530	22,670
Net cash used in investing activities	(3,073)	(3,983)	(608)

The revenue-producing assets that are held by the VIEs comprise of property and equipment, and operating lease right-of-use assets. The revenues of the VIEs are presented after elimination of inter-entity transactions. The VIEs contributed an aggregate of 92% and 93% of the Group’s consolidated revenue for the three months ended March 31, 2020 and 2021, respectively.

As of March 31, 2021, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2021. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and the VIEs for which a wholly-owned subsidiary of the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.5518 per US$1.00 on March 31, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, derivatives, contingent receivable, amounts due from and due to related parties, accounts payable, certain other current assets and liabilities, short-term bank loans and long-term bank loans. The carrying amount of the long-term bank loans approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The derivatives and contingent receivable were recorded at fair value as determined on the respective issuance or origination date and subsequently adjusted to its fair value at each reporting date. The Group determined the fair values of the derivatives and contingent receivable with the assistance of an independent appraiser. The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

The Group’s derivatives represent forward exchange rate contracts and interest rate swaps that did not qualify for hedge accounting in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). As of March 31, 2021, the total notional amount of the derivative contracts was MYR633,494 and RMB110,000, respectively. A gain of RMB7,960 and RMB6,972 (US$1,064) was recognized within “Changes in fair value of financial instruments” in the interim condensed consolidated statements of comprehensive (loss) income for the three months ended March 31, 2020 and 2021, respectively. The estimated fair value of the derivatives is determined at discrete points in time with reference to the market rates using industry standard valuation techniques.

The Group measured the fair value of its contingent receivable on a recurring basis using significant unobservable (Level 3) inputs as of March 31, 2021. The valuation of the contingent receivable is performed using Monte Carlo simulation model with unobservable inputs including weighted average cost of capital as well as the performance target, which is assessed by the Group.

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and contingent receivable. The Group expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The risk with respect to the contingent receivable is mitigated by the ongoing assessment of the counterparty’s credit quality by reference to the counterparty’s default history. Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2020 and March 31, 2021, the Group had one customers with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3. REVENUES

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	2020	2021	2021
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Colocation service recognized over time	360,184	600,373	91,634
Colocation rental recognized over time	32,292	29,015	4,429
Others recognized over time	—	13,994	2,136

	392,476	643,382	98,199

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4. ACCOUNTS RECEIVABLE, NET

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB (unaudited)	US$ (unaudited)
Accounts receivable	434,720	483,484	73,795
Allowance for doubtful accounts	(12,496)	(14,162)	(2,162)

Accounts receivable, net	422,224	469,322	71,633

5. PROPERTY AND EQUIPMENT, NET

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB (unaudited)	US$ (unaudited)
Buildings	1,909,633	2,303,057	351,515
Data center equipment	3,945,877	3,953,538	603,428
Furniture and office equipment	11,934	13,555	2,069
Computers and network equipment	16,677	17,053	2,603
Motor vehicles	6,868	5,426	828
Purchased software	6,984	9,767	1,491
Leasehold improvements	36,358	36,798	5,616
Construction in progress	1,196,551	1,115,169	170,208

	7,130,882	7,454,363	1,137,758
Less: accumulated depreciation	(707,052)	(814,169)	(124,266)

Property and equipment, net	6,423,830	6,640,194	1,013,492

Depreciation expense for the three months ended March 31, 2020 and 2021 was RMB84,446 and RMB127,700 (US$19,491), respectively.

6. INTANGIBLE ASSETS

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB (unaudited)	US$ (unaudited)
Acquired customer relationships	397,979	397,330	60,645
Acquired license	2,556	2,556	390
Less: accumulated amortization	(80,236)	(90,438)	(13,804)

Intangible assets, net	320,299	309,448	47,231

The Group recorded amortization expense of RMB10,493 and RMB10,578 (US$1,615) for the three months ended March 31, 2020 and 2021, respectively.

As of March 31, 2021, estimated amortization expense of the existing intangible assets for the nine months ending December 31, 2021 and for the years ending December 31, 2022, 2023, 2024 and 2025 is RMB31,717, RMB42,289, RMB39,546, RMB37,741 and RMB37,248, respectively.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB (unaudited)	US$ (unaudited)
Payroll payable	48,339	30,543	4,662
Interest payable	14,639	15,300	2,335
Deferred government grants	8,629	8,629	1,317
Other tax and surcharges payable	28,904	65,267	9,962
Accrued expenses	52,768	50,673	7,734
Others	58,270	53,139	8,111

	211,549	223,551	34,121

8. BANK LOANS

The Group’s borrowings consisted of the following:

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB (unaudited)	US$ (unaudited)
Secured short-term bank loan	66,135	130,739	19,955
Secured long-term bank loan	4,122,898	4,526,705	690,910

	4,189,033	4,657,444	710,865

The Group entered into loan agreements with various financial institutions for data center project development and working capital purpose with terms ranging from 1 to 7 years.

As of March 31, 2021, the Group had total financing credit facilities of RMB3,693,000, US$265,000 and MYR248,000 from various financial institutions, of which the unused amount was RMB702,019, US$20,000 and MYR nil, respectively.

The weighted average interest rate on short-term bank loan as of December 31, 2020 and March 31, 2021 was 7.00% and 7.00%, respectively. The weighted average interest rate on long-term bank loans as of December 31, 2020 and March 31, 2021 was 7.87% and 7.61%, respectively. Management assessed that there were no breach of loan covenants for all its bank borrowings as of December 31, 2020 and March 31, 2021.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

9. TAXATION

The Company’s effective tax rates are -1,063.8% and 27.6% for the three months ended March 31, 2020 and 2021, respectively. The change in the effective tax rate is mainly due to the increase in taxable income in certain PRC subsidiaries and increase in certain non-deductible expenses including share-based compensation as a percentage of the Company’s total income before tax.

The Group evaluated its income tax uncertainty in accordance with ASC 740, Income Taxes (“ASC 740”). ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. As of December 31, 2020 and March 31, 2021, there were no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the tax authorities have five to seven years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2015 through 2020 remain open to examination by the respective tax authorities.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10. SHARE-BASED PAYMENTS

2019 Plan

In December 2019, BCPE Stack ESOP Holdco Limited (“ESOP Holdco”, a shareholder of the Company) approved a share option plan (“2019 Plan”) with a contractual term of ten years. During the three months ended March 31, 2021, RMB3,266 (US$498) share-based compensation expense recognized pertained only to share options with service vesting conditions.

2020 Plan

In May 2020, the Company’s Board of Directors approved a share option plan (“2020 Plan”) with a contractual term of ten years. The maximum aggregate number of ordinary shares that are authorized to be issued under the 2020 Plan is 5,667,164. During the three months ended March 31, 2021, RMB36,305 (US$5,541) share-based compensation expense recognized pertained only to share options with service vesting conditions.

ISUs

On September 11, 2019, BCPE Bridge Cayman, L.P. (“BCPE Bridge”, a shareholder of the Company) issued 1,000,000 BCPE Bridge Class B Units to Bridge Management, L.P. (“SBC Platform”). To attract and retain key employees, the SBC Platform will grant its incentive units to eligible employees of the Group. Each SBC Platform incentive unit represents one BCPE Bridge Cayman, L.P. Class B Unit (“ISUs”).

The share-based compensation expense of RMB17,191 (US$2,624) for the three months ended March 31, 2021.

As of March 31, 2021, there was US$85,080 of total unrecognized employee share-based compensation expenses related to all unvested share-based awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

A summary of share-based compensation expenses recognized in income and capitalized as part of the cost of assets for the three months ended March 31, 2020 and 2021 is as follows:

	For the three months ended March 31,
	2020	2021	2021
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Cost of revenue	380	7,549	1,152
Selling and marketing	—	3,964	605
General and administrative	39,953	29,536	4,508
Construction in progress	—	15,713	2,398

Total share-based compensation expenses	40,333	56,762	8,663

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11. RESTRICTED NET ASSETS

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. The amounts of restricted assets including paid-in capital of the Company’s PRC subsidiaries and the VIEs were approximately RMB2,952,161 (US$450,588) as of March 31, 2021.

12. RELATED PARTY TRANSACTIONS

a)	Related parties

Affiliate of the Company (collectively hereinafter referred to as “Company Affiliates”)

Wangsu Science and Technology Limited Corporation (“Wangsu”)

Zhangjiakou Qinyun Information Technology Co., Ltd. (“Qinyun”)

Affiliates of ultimate controlling shareholder of the Company (collectively hereinafter referred to as “Affiliates”)

Bain Capital Private Equity Advisors (China) Ltd.

Bain Capital Private Equity, LP

Bain Capital Mauritius

BCPE Bridge Cayman L.P.

BCC Mauritius Holdings PCC

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12. RELATED PARTY TRANSACTIONS (Continued)

Affiliates of certain shareholders of the Company (collectively hereinafter referred to as “Shareholder Affiliates”)

Abiding Joy HK Limited

Stackdata Joy HK Limited

Datalake HK Limited

b)	The Group had the following related party transactions:

	For the three months ended March 31,
	2020	2021	2021
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Purchase of services from Wangsu*	29,766	—	—
Net revenue from colocation services provided to Wangsu**	31,307	—	—
Management consulting services provided by Affiliates	3,401	—	—
Management consulting services provided by Shareholder Affiliates	560	—	—

	65,034	—	—

*

A portion of the services purchased comprised of certain Colocation Resources purchased from Wangsu, which are not distinct within the context of the Company’s revenue arrangement with Wangsu. Thus, in accordance with ASC 606-10-32-25, the entire consideration for these Colocation Resources (“Consideration Payable”) is accounted for as a reduction of revenue.

**

Colocation services revenue from Wangsu for the three months ended March 31, 2020 have been presented net of Consideration Payable amounting to RMB21,955. Wangsu ceased to be a related party of the Company upon the completion of IPO.

c)	The Group had the following related party balances at the end of the period:

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB (unaudited)	US$ (unaudited)
Amounts due from related parties:
Company Affiliates	64,093	54,093	8,256

Amounts due to related parties:
Affiliates	490	492	75
Shareholder Affiliates	36,978	32,489	4,959

	37,468	32,981	5,034

All the balances with related parties as of December 31, 2020 and March 31, 2021 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from related parties for the periods presented.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13. (LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per share for each of the periods presented are calculated as follows:

	For the three-months ended March 31,
	2020	2021
	Ordinary Shares	Class A		Class B
	RMB	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) earnings per share-basic:
Numerator:
Allocation of net (loss) income available to ordinary shareholders	(14,083)	27,717	4,230	30,483	4,653
Denominator:
Weighted average number of shares outstanding	566,716,480	345,502,235	345,502,235	379,990,506	379,990,506

Denominator used for (loss) earnings per share	566,716,480	345,502,235	345,502,235	379,990,506	379,990,506
(Loss) earnings per share-basic	(0.02)	0.08	0.01	0.08	0.01

(Loss) earnings per share-diluted:
Numerator:
Allocation of net (loss) income available to ordinary shareholders	(14,083)	27,717	4,230	30,483	4,653
Reallocation of net (loss) income available to ordinary shares as a result of conversion Class B to Class A ordinary shares	—	30,483	4,653	—	—
Reallocation of net (loss) income to Class B ordinary shares	—	—	—	(45)	(7)

Net (loss) income available to ordinary shareholders	(14,083)	58,200	8,883	30,438	4,646
Denominator:
Weighted average number of ordinary shares outstanding	566,716,480	345,502,235	345,502,235	379,990,506	379,990,506
Share-based awards	—	2,597,760	2,597,760	1,661,271	1,661,271
Conversion of Class B including potential ordinary shares to Class A ordinary share	—	381,651,777	381,651,777	—	—

Denominator used for (loss) earnings per share	566,716,480	729,751,772	729,751,772	381,651,777	381,651,777
(Loss) earnings per share-diluted	(0.02)	0.08	0.01	0.08	0.01

The Company’s ordinary shares held by the SBC Platform after redemption of BCPE Bridge Class B Units and in exchange for such ordinary shares that will be transferred to ISU grantees upon vest are factored in the computation of basic and diluted loss per share for the three months ended March 31, 2021. (Note 10).

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

RMB
Balance as of January 1, 2020	40,011
Foreign currency translation adjustments, net of tax of nil	(44,152)

Balance as of March 31, 2020 (unaudited)	(4,141)
Balance as of January 1, 2021	(172,586)
Foreign currency translation adjustments, net of tax of nil	(4,601)

Balance as of March 31, 2021 (unaudited)	(177,187)

Balance as of March 31, 2021, in US$ (unaudited)	(27,044)

There have been no reclassifications out of accumulated other comprehensive income (loss) to net (loss) income for the periods presented.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments of RMB859,895 (US$131,246) for the purchase of certain data center equipment and construction in progress as of March 31, 2021, which are scheduled to be paid within one to two years.

Contingencies

In August 2020 (“Termination Date”), Bridge Datacentres (Mumbai) LLP (“Bridge Mumbai”), the Company’s subsidiary in India, exercised its rights under the force majeure clause and terminated its construction contact with Sterling & Wilson Private Limited (“S&W”), the contractor of its data center in India. Pursuant to the termination, S&W made a claim against Bridge Mumbai towards amounts payable for work performed through Termination Date, other costs and losses. In turn, Bridge Mumbai also submitted a claim against S&W towards the refund of cash advance payments previously made, and losses caused by S&W including delay in work performed, defective work, and replacement of contractor. In March 2021, Bridge Mumbai submitted a statement of defense. Based on management’s estimation and legal counsel’s advice, RMB32,558 (US$4,969) has been accrued and recorded in “Others, net” in the consolidated statements of comprehensive loss of year 2020. No additional loss has been accrued and recorded in the unaudited interim condensed consolidated statement of comprehensive income for the three months ended March 31, 2021 as no significant changes to the management`s estimation and legal counsel`s advice.